FORM 4 [X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Kavanagh Frank A. (Last) (First) (Middle) 1600 Palm Valley Dr. East (Street) Harlingen TX 78551 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Texas Regional Bancshares, Inc. TRBS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

###-##-####

4. Statement for (Month/Day/Year) February 13, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

      10% Owner

      Officer (give title below)

 [X] Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 [X] Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	1/22/03	2/5/03	A	V	100.0313	(A)	*
Class A Common Stock	2/7/03		A	V	37.7678	(A)	*	22,076.5871	(I)	By Trustee of ESOP
								34	(D)

* The amount represents shares allocated to my account as a participant in the Texas Regional Bancshares, Inc. Amended & Restated Employee Stock Ownership Plan, (the "ESOP").

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (right to buy)	20.5303							1-Jul 1998	1-Jul 2003	Class A Common Stock	1,218	(1)
Option (right to buy)	20.5303							1-Jul 1999	1-Jul 2003	Class A Common Stock	1,218	(1)
Option (right to buy)	20.5303							1-Jul 2000	1-Jul 2003	Class A Common Stock	1,218	(1)
Option (right to buy)	20.5303							1-Jul 2001	1-Jul 2003	Class A Common Stock	1,218	(1)
Option (right to buy)	22.08666							1-Jul 2001	15-Apr 2011	Class A Common Stock	1,815	(3)
Option (right to buy)	22.08666							1-Jul 2002	15-Apr 2011	Class A Common Stock	1,815	(3)
Option (right to buy)	22.08666							1-Jul 2003	15-Apr 2011	Class A Common Stock	1,815	(3)
Option (right to buy)	22.08666							1-Jul 2004	15-Apr 2011	Class A Common Stock	1,815	(3)
Option (right to buy)	31.10666							1-Aug 2002	31-May 2012	Class A Common Stock	563	(3)
Option (right to buy)	31.10666							1-Aug 2003	31-May 2012	Class A Common Stock	563	(3)

Explanation of Responses:

(1)  Employee stock option granted under Texas Regional Bancshares, Inc. 1997 Incentive Stock Option Plan.

(3)  Employee stock option granted under Texas Regional Bancshares, Inc. 2000 Incentive Stock Option Plan.

** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection  of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (right to buy)	31.10666							1-Aug 2004	31-May 2012	Class A Common Stock	562	(3)
Option (right to buy)	31.10666							1-Aug 2005	31-May 2012	Class A Common Stock	562	(3)
Option (right to buy)	31.10666							1-Aug 2002	31-May 2012	Class A Common Stock	563	(4)
Option (right to buy)	31.10666							1-Aug 2003	31-May 2012	Class A Common Stock	563	(4)
Option (right to buy)	31.10666							1-Aug 2004	31-May 2012	Class A Common Stock	562	(4)
Option (right to buy)	31.10666							1-Aug 2005	31-May 2012	Class A Common Stock	562	(4)	16,632	(D)

Explanation of Responses:

(3)   Employee stock option granted under Texas Regional Bancshares, Inc. 2000 Incentive Stock Option Plan.

(4)   Employee stock option granted under Texas Regional Bancshares, Inc. 2002 Nonstatutory Stock Option Plan.

/s/ Frank A. Kavanagh ** Signature of Reporting Person	February 13, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection  of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002